UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-35133

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q	CUSIP NUMBER
	[ ] Form N-SAR [ ] Form N-CSR	89853X306

For Period Ended: September 30, 2013

[      ]Transition Report on Form 10-K
[      ]Transition Report on Form 20-F
[      ]Transition Report on Form 11-K
[      ]Transition Report on Form 10-Q
[      ]Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant
T3 Motion, Inc.
Former Name if Applicable
Not Applicable
Address of Principal Executive Office (Street and Number)
2990 Airway Avenue
City, State and Zip Code
Costa Mesa, CA 92626

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why  Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of T3 Motion, Inc.(the “Company”) on Form 10-Qfor the quarter ended September 30, 2013 (the “Form 10-Q”) could not be filed within the prescribed time period due to the fact that the Company was unable to finalize its financial results without unreasonable expense or effort. As a result, the Company could not solicit and obtain the necessary review of the Form 10-Q in a timely fashion prior to the due date of the report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Tsumpes. Chief Executive Officer	714	619-3600
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
[x] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On an unaudited basis, for the three months ended September 30 revenues decreased by $0.2 million from $0.9 million in fiscal 2012 to $0.7 million in fiscal 2013 due to lower unit shipments.  For the three months ended September 30, losses from operations decreased $0.7 million from ($1.3 million) in fiscal 2012 to ($0.6 million) in fiscal 2013 due to a $0.1 million reduction in gross margins on reduced revenues and a $0.8 million reduction in operating expenses.  For the three months ended September 30, respectively, net losses increased by $2.4 million from $1.9 million, or $0.15 loss per share, for fiscal 2012 as compared to a $4.3 million loss ,or a $0.19 loss per share, due to a decrease in operating losses of $0.7 million from 2012 to 2013 and a $3.1 million increase in other expense in 2013 caused by an increase in interest expense related to the Company’s convertible debentures and an increase in mark to market expenses related to the Company’s derivative liabilities.

On an unaudited basis, as of September 30, 2013, the Company had $35,000 in cash and cash equivalents, current assets of $2.4 million, and a working capital (deficit) of ($0.1 million).

T3 Motion, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2013	By:	/s/ William Tsumpes
	Name:	William Tsumpes
	Title:	Chief Executive Officer and Interim Chief Financial Officer